Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
(in millions)	2005	2004
Earnings:
Earnings before income taxes and accounting changes	$1,378	$1,195
Add: Interest expense	37	39
Add: One-third of rental expense (a)	62	59

Total earnings	$1,477	$1,293

Fixed Charges:
Interest expense	$37	$39
Interest capitalized	7	6
One-third of rental expense (a)	62	59

Total fixed charges	$106	$104

Ratio of Earnings to Fixed Charges	13.9	12.4

(a)	Considered to be representative of interest factor in rental expense.